


10015146

Exemption #: 82-5037

January 4, 2010

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of the Notice of Annual and Special Meeting and Record Date that was filed with the provincial securities commissions.

Yours truly,

Debbie Vargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

dlw 2/2



Viterra Inc.
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9 306-569-4411

December 31, 2009

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Authorite des marches financiers
Saskatchewan Financial Services Commission, Securities Division
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Annual and Special Meeting and Record Date -- Viterra Inc.

We advise of the following with respect to the Annual and Special Meeting of the Common Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Viterra Inc.
2.	Date Fixed for the Meeting	:	March 10, 2010
3.	Record Date for Notice	:	January 28, 2010
4.	Record Date for Voting	:	January 28, 2010
5.	Beneficial Ownership Determination Date	:	January 28, 2010
6.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common Shares (TSX: VT) CDI holders (ASX: VTA)
6.	Meeting Type	:	Annual and Special
7.	CUSIP / ISIN	:	92849T108 / CA 92849T1084 / AU000000VTA9
8.	Location of Meeting	:	Calgary, Alberta

Yours truly,

Colleen Vancha, Senior Vice-President,
Investor Relations & Corporate Affairs
Viterra Inc.



Exemption #: 82-5037

January 18, 2010

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release that was filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Debbie Vargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment



For Immediate Release
Date: January 17, 2010
Adelaide, Australia
Listed: TSX: VT, ASX: VTA

Viterra Announces Leadership Appointment in Australia

Adelaide, Australia --- Viterra Inc. is pleased to announce Rob Gordon's appointment as President South-East Asia and Senior Vice-President of Viterra.

Building on the company's current direction, Mr. Gordon will work with the management team to successfully integrate and enhance the company's Australian and New Zealand operations to achieve higher performance and optimal operating efficiencies, with a focus on superior service to growers and customers. In the longer term, Mr. Gordon will also work with the global executive management team to identify and pursue further growth of Viterra's presence in Australia, New Zealand and South East Asia, consistent with Viterra's overall plans for diversification and global growth.

"We are very pleased to welcome Rob to Viterra's leadership team. He has over 25 years of progressively senior strategic and operational management experience and in that time has demonstrated a wealth of innovation in the food industry. We are confident he will provide leadership in working with our senior management team to drive strong operating performance and profitable growth in the region," said Mr. Fran Malecha, Chief Operating Officer, Viterra.

Most recently, Mr. Gordon served as the CEO and Managing Director of Dairy Farmers Pty Ltd. in Sydney, leading its transformation from a farmer owned co-operative to a leading Australian branded consumer goods company.

Prior to that, he was Managing Director for Goodman Fielder Consumer Foods Pty Ltd, successfully integrating its heritage companies including Uncle Toby's and Meadow Lea Foods and subsequently driving consistently profitable growth across a number of channels and categories. The early part of Mr. Gordon's career was in Unilever where he had various operational roles across the supply chain in the UK, mainland Europe and Australia.

Mr. Gordon's appointment is effective immediately. He will report to Fran Malecha, Chief Operating Officer, and will be based in Adelaide, Australia.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China, Switzerland and India. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bridget Penna
External Communications Manager
Adelaide, Australia
Viterra Inc.
+61 8 8304 1368
0448 910 886

Peter Flengeris
Media Relations
Regina, Canada
Viterra Inc.
(306) 569-4810